UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No.)*

BriaCell Therapeutics Corp.

(Name of Issuer)

Common shares, no par value

(Title of Class of Securities)

10778Y302

(CUSIP Number)

June 21, 2021

(Date of Event Which Requires Filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 10778Y302

(1)	NAMES OF REPORTING PERSONS

L5 Capital Inc.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

British Columbia, Canada

NUMBER OF	(5)	SOLE VOTING POWER

SHARES	725,000

BENEFICIALLY	(6)	SHARED VOTING POWER

OWNED BY

EACH	(7)	SOLE DISPOSITIVE POWER

REPORTING	725,000

PERSON WITH	(8)	SHARED DISPOSITIVE POWER

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

725,000

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.01% (1)

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 14,459,800 shares outstanding as of June 21, 2021.

CUSIP No: 10778Y302

(1)	NAMES OF REPORTING PERSONS

Marc Lustig

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF	(5)	SOLE VOTING POWER

SHARES	0

BENEFICIALLY	(6)	SHARED VOTING POWER **

	725,000
OWNED BY

EACH	(7)	SOLE DISPOSITIVE POWER

REPORTING	0

PERSON WITH	(8)	SHARED DISPOSITIVE POWER **

	725,000

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

725,000

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.01% (1)

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Based on 14,459,800 shares outstanding as of June 21, 2021.

CUSIP No: 10778Y302

Item 1.

(a)	Name of Issuer

BriaCell Therapeutics Corp. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices

Suite 300 – 235 15th Street, West Vancouver, BC V7T 2X1

Item 2(a).	Name of Person Filing

This statement is being filed by:

(i)	L5 Capital Inc.., a corporation incorporated under the laws of the province of British Columbia, Canada; and

(ii)	Marc Lustig, a Canadian individual.

The Reporting Persons have entered into a joint filing agreement, dated as of June 28, 2021, a copy of which is attached hereto as Exhibit 1.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons is as follows:

L5 Capital Inc.

1 First Canadian Place

Toronto, Ontario M5X 1H3

Canada

Marc Lustig

1 First Canadian Place

Toronto, Ontario M5X 1H3

Canada

Item 2(c).	Citizenship

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)	Title of Class of Securities

Common shares, no par value

Item 2(e)	CUSIP Number

10778Y302

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

CUSIP No: 10778Y302

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Marc Lustig purchased an additional 175,000 shares of stock on June 25, 2021, which increased his total share amount to 900,000 shares and percent of class at 5.91% based on 15,209,800 shares outstanding as of June 25, 2021.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

CUSIP No: 10778Y302

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No: 10778Y302

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: June 28, 2021

L5 CAPITAL INC.

By:	/s/ Marc Lustig
Name:	Marc Lustig
Title:	Director

/s/ Marc Lustig
Marc Lustig

CUSIP No: 10778Y302

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.

CUSIP No: 10778Y302

EXHIBIT I

FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13G (including amendments thereto) with respect to Mabvax Therapeutics Holdings, Inc. and that this agreement be included as an Exhibit 1 to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

[Signature Page Follows]

CUSIP No: 10778Y302

IN WITNESS WHEREOF, each of the undersigned hereby executes this agreement as of June 28, 2021.

L5 Capital Inc.

By:	/s/ Marc Lustig
Marc Lusting
Director

Marc Lustig

By:	/s/ Marc Lustig